VIRBAC CORPORATION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from            to

Commission file number 0-24312

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIRBAC CORPORATION
(f/k/a Agri-Nutrition Group Limited)
3200 Meacham Boulevard
Fort Worth, Texas 76137
Telephone: (817) 831-5030

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements

For the Years Ended December 31, 2003 and 2002

(With Independent Auditors’ Report Thereon)

Table of Contents

Page
Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Information:

Schedule of Assets Held for Investment Purposes at End of Year	8

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator
Virbac Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Virbac Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2003, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2002 were audited by other auditors whose report dated August 20, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

HARTMAN LEITO & BOLT, LLP

/s/ HARTMAN LEITO & BOLT, LLP

August 6, 2004
Fort Worth, Texas

(1)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
ASSETS:
Investments at fair value (Note 3)	$6,896,135	$5,507,648
Investments at contract value (Note 3)	329,567	330,132
Participant loans	104,708	78,072

Total assets	7,330,410	$5,915,852

LIABILITIES	—	—

Net assets available for benefits	$7,330,410	$5,915,852

The accompanying notes are an integral part of the financial statements.

(2)

VIRBAC CORPORATION
RETIRMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Employee	$712,091	$328,196
Employer	479,637	613,400
Other	23,154	30,696
Investment income (loss)
Interest and dividends	166,696	99,440
Net change in fair value of investments	942,974	(735,287)
Other	34,310	30,264

Total additions	2,358,862	366,709

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	908,614	884,493
Administrative expenses	37,505	32,752

Total deductions	946,119	917,245

Increase (decrease) in net assets available for benefits	1,412,743	(550,536)

TRANSFER OF ASSETS	1,815	1,406

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,915,852	6,464,982

End of year	$7,330,410	$5,915,852

The accompanying notes are an integral part of the financial statements.

(3)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2003 and 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting

Virbac Corporation Retirement Savings Plan (the “Plan”) maintains its accounting records on the accrual basis.

(b)	Investment Valuation and Income Recognition

At December 31, of each year, the Plan’s assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(d)	Reclassifications

Certain 2002 balances have been reclassified to conform with the presentation in the current year financial statements.

2.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

In 1999, Agri-Nutrition Group Limited merged with Virbac Corporation, a U.S. subsidiary of a French manufacturer, to form a new company. In 2001, Virbac Corporation merged its existing defined contribution plan with Agri-Nutrition Group Limited Retirement Savings Plan to form Virbac Corporation Retirement Savings Plan.

The Plan is a defined contribution plan covering all eligible employees of Virbac Corporation. The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(Continued)

(4)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2003 and 2002

2.	DESCRIPTION OF PLAN (Continued)

All employees of the Company who have attained the age of 18 are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company’s matching and discretionary contributions according to the following schedule:

One year of service	33-1/3%
Two years of service	66-2/3%
Three years of service or more	100%

Each participant may elect to contribute from 1% up to 20% of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease its rate of basic contribution or investment percentage of each fund on the first day of each quarter. The Company contributes to the Plan an amount equal to 100% of participant contributions, not to exceed six percent of the participant’s eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

In addition to the Company’s matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the board of directors. The Company’s discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 2003 and 2002.

Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their accounts, which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Stable Value Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, Mid Cap Stock Index Fund, Total Bond Market Index Fund, Advanced Equity Income Index Fund, Aggressive Growth Fund, Ultra Investment Fund, T.Rowe Price New Horizons Fund, T. Rowe Price Small Cap Stock Index Fund, International Growth-A Fund, and Virbac Corporation Stock Fund.

If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company’s matching and discretionary contributions are allocated to the remaining participants on the basis of their compensation. Effective May 1, 2003, forfeited balances can first be used to pay Plan expenses prior to allocation to remaining participants.

Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participant’s with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant’s account will be distributed to the designated beneficiary at his election in the manner described above.

(Continued)

(5)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2003 and 2002

2.	DESCRIPTION OF PLAN (Continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and non-forfeitable.

Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50% of the participant’s non-forfeitable accrued benefit or 100% of vested participant contributions and income. The security for each loan shall be an irrevocable pledge and assignment of the non-forfeitable participant’s accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.

(Continued)

(6)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2003 and 2002

3.	INVESTMENTS

The following table presents the fair values of investments as of December 31, 2003 and 2002. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2003		2002
Investments at fair value as determined by quoted market price
Guaranteed Interest Fund	$37,193		$48,993
Money Market Fund	152,934		278,541
Bond Emphasis Balanced Fund	325,464		436,599	*
Large Cap Stock Index Fund	1,444,564	*	1,059,558	*
T. Rowe Price Small Cap Stock Index Fund	65,263		2,273
Mid Cap Stock Index Fund	417,878	*	223,603
Stock Emphasis Balanced Fund	371,834	*	398,192	*
Stable Value Fund	883,208	*	743,688	*
Total Bond Market Index Fund	510,627	*	417,289	*
Advanced Equity Income Index Fund	44,529		5,762
Aggressive Growth Fund	408,598	*	260,834
Ultra Investment Fund	354,800		213,249
T. Rowe Price New Horizons Fund	393,356	*	267,749
International Growth-A Fund	250,481		155,766
Virbac Corporation Stock	1,235,406	*	995,552	*

	6,896,135		5,507,648

Investments at contract value
Investment contract with Lincoln National Life Insurance Company	$112,302		$100,556
Investment contract with Americo Financial Life and Annuity Insurance Company	50,131		48,151
Investment contract with Midland National Life Insurance Company	5,188		5,019
Investment contract with Conseco Annuity Assurance Company	161,946		176,406

	329,567		330,132

Total investments	$7,225,702		$5,837,780

* represents investments of 5% or more of net assets

4.	TAX STATUS OF PLAN

The Plan obtained its latest determination letter dated October 1, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and, therefore, is exempt.

(Concluded)

(7)

SUPPLEMENTAL SCHEDULE

VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 41 — Schedule of Assets Held for Investment Purposes at End of Year
EIN: 43-1648680 Plan 001
For the Year Ended December 31, 2003

[a]	[b]	[c]	[d]	[e]
		Description of investment
	Identity of issue,	including maturity dates,
	borrower, lessor or	rates of interest, collateral,		Current
	similar party	par, or maturity value	Cost	Value
*	Principal Life Insurance Co.	Insurance Company General Guaranteed Interest	**	$37,193
*	Principal Life Insurance Co.	Pooled Separate Accounts Money Market	**	152,934
*	Principal Life Insurance Co.	Pooled Separate Accounts Bond Emphasis Balanced	**	325,464
*	Principal Life Insurance Co.	Pooled Separate Accounts Large Cap Stock Index	**	1,444,564
*	Principal Life Insurance Co.	Pooled Separate Accounts Stock Emphasis Balanced	**	371,834
*	Principal Life Insurance Co.	Pooled Separate Accounts Mid Cap Stock Index	**	417,878
	Gartmort Trust Company	Common/collective Trusts Stable Value	**	883,208
	Vanguard Corp	Pooled Separate Accounts Total Bond Market Index	**	510,627
	Fidelity	Advanced Equity Income Index	**	44,529
	AIM Family of Funds	Pooled Separate Accounts Aggressive Growth	**	408,598
	American Century	Pooled Separate Accounts Ultra Investment	**	354,800
	T. Rowe Price Funds	Registered Investment Company T. Rowe Price New Horizons	**	393,356
	T. Rowe Price Funds	Pooled Separate Accounts T. Rowe PriceSmall Cap Stock Index	**	65,263
	Putnam	Pooled Separate Accounts International Growth-A	**	250,481
*	Virbac Corporation	Employer Security - Common Virbac Corporation Stock	**	1,235,406
	Conseco	Individual Life Insurance Cash Values	**	161,946
	Americo Financial Life & Annuity	Individual Life Insurance Cash Values	**	50,131
	Lincoln National Life	Individual Life Insurance Cash Values	**	112,302
	Midland National Life Insurance	Individual Life Insurance Cash Values	**	5,188
*	Participant Loans	Interest Rates Ranging from 4% to 11.5%		104,708

				$7,330,410

* **	Parties-in-interest Cost information omitted for participant directed plans

(8)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRBAC CORPORATION As Plan Administrator for the Virbac Corporation Retirement Savings Plan
By:	/s/ Pamela Allred
Pamela Allred
Acting Plan Administrator

Dated: October 19, 2004